Exhibit 21

Subsidiaries

The following table sets forth the information on our subsidiaries that is required to be reported under Item 601 of the SEC’s Regulation S-K.

Name	State of Incorporation or Organization	Name Under Which Business is Conducted
ESI Service Corp.	Delaware	ESI Service Corp.
ESI Maryland Corp.	Maryland	ITT Technical Institute